Filed by Eli Lilly and Company pursuant to rule 425 under the Securities Act of 1933, as amended Subject Company: Eli Lilly and Company Commission File No.: 001-06351 The following is the text of the website that is being maintained at http://www.lillyexchangeoffer.com in connection with the offer by Eli Lilly and Company (“Lilly”) to exchange up to an aggregate of 293,290,000 shares of common stock of Elanco Animal Health Incorporated, which are owned by Lilly, for shares of common stock of Lilly, as described in further detail in the Prospectus (as defined below). Exchange Offer Last Updated: February 21, 2019

Eli Lilly and Company Investor Information On February 8, 2019, Eli Lilly and Company, an Indiana corporation (“Lilly”), commenced an offer to exchange (the “exchange offer”) up to an aggregate of 293,290,000 shares of common stock, no par value (“Elanco common stock”), of Elanco Animal Health Incorporated, an Indiana corporation (“Elanco”), for outstanding shares of common stock of Lilly (“Lilly common stock”) that are validly tendered and not validly withdrawn, as described in further detail in the Prospectus, dated February 8, 2019, as amended (the “Prospectus”). Pursuant to the exchange offer, for each $100 of Lilly common stock accepted in the exchange offer, you will receive approximately $107.53 of Elanco common stock, subject to an upper limit of 4.5262 shares of Elanco common stock per share of Lilly common stock. The exchange offer does not provide for a lower limit or minimum exchange ratio. If the upper limit is in effect, then the exchange ratio will be fixed at that limit, and you will receive 4.5262 shares of Elanco common stock per share of Lilly common stock. The value of Lilly common stock and Elanco common stock for purposes of calculating the exchange ratio will be determined by Lilly by reference to the simple arithmetic average of the daily volume–weighted average prices (“VWAPs”) of Lilly common stock (the “Average Lilly Price”) and Elanco common stock (the “Average Elanco Price”) on the New York Stock Exchange (“NYSE”) during the three consecutive trading days ending on and including the second trading day preceding the expiration date of the exchange offer (the “Averaging Dates” and this three-day period, the “Averaging Period”). The Averaging Dates are expected to be March 4, March 5 and March 6, 2019, unless the exchange offer is extended. If Lilly decides to extend the exchange offer, the Averaging Dates will be reset to the period of three consecutive trading days ending on and including the second trading day preceding such extended expiration date, as it may be further extended. The number of shares of Lilly common stock that will be accepted if the exchange offer is completed will depend on the final exchange ratio and the number of shares of Lilly common stock validly tendered and not validly withdrawn. Lilly will provide on this website the daily VWAP of both Lilly common stock and Elanco common stock for each day during the exchange offer. Prior to the Averaging Period, commencing on the third trading day of the exchange offer, the website will also provide indicative exchange ratios that will be calculated based on the indicative per-share values of Lilly common stock and Elanco common stock on that day, calculated as though that day were the last day of the Averaging Period. The indicative exchange ratio will also reflect whether the upper limit would have been in effect, had such day been the last day of the Averaging Period. During the Averaging Period, the website will provide indicative exchange ratios calculated as follows: (i) on the first day of the Averaging Period, the indicative exchange ratio will be calculated based on the daily VWAPs of Lilly common stock and Elanco common stock for that first day of the Averaging Period and (ii) on the second day of the Averaging Period, the indicative exchange ratio will be calculated based on the simple arithmetic average of the daily VWAPs of Lilly common stock and Elanco common stock for the first and second days of the Averaging Period. The website will not provide an indicative exchange ratio on the third day of the Averaging Period. The final exchange ratio, including whether the upper limit is in effect, will be announced by press release and be available on the website by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the exchange offer (which expiration date, if the exchange offer is not extended or terminated, would be March 8, 2019). The exchange offer will expire and withdrawal rights shall terminate at 12:00 midnight, New York City time, at the end of the day on March 8, 2019, unless the exchange offer is extended or terminated, except with respect to shares of Lilly common stock held through The Lilly Employee 401(k) Plan, The Savings Plan for Lilly Affiliate Employees in Puerto Rico and The Elanco US Inc. 401(k) Plan (the “Savings Plans”), which cannot be withdrawn after 4:00 p.m., New York City time, on March 7, 2019 (unless extended). If the exchange offer is extended, and if administratively feasible, the deadline for receipt of instructions to withdraw or change previously submitted instructions with respect to shares held through the Savings Plans may also be extended. If the exchange offer is oversubscribed and Lilly cannot accept all tenders of Lilly common stock at the exchange ratio, then all shares of Lilly common stock that are validly tendered and not validly withdrawn will generally be accepted for exchange on a pro rata basis in proportion to the number of shares tendered, which is referred to as “proration.” Shareholders who beneficially own “odd-lots” (fewer than 100 shares in the aggregate) of Lilly common stock and who validly tender all their shares will not be subject to proration. Shares held on behalf of participants in the Savings Plans (each of which holds more than 100 shares of Lilly common stock) will be subject to proration, even if the individual participants own fewer than 100 shares. The completion of the exchange offer is subject to certain conditions as specified in the Prospectus. Lilly may waive any or all of the conditions to the exchange offer, subject to limited exceptions. The information on this website is being provided solely in connection with the exchange offer and should not be used for any other purpose. You should refer to the Prospectus for additional information about the exchange offer. A copy of the Prospectus, the Instruction Booklet to the Letter of Transmittal, forms of a Notice of Guaranteed Delivery and Notice of Withdrawal, the Lilly and Elanco press releases announcing the exchange offer and information for Savings Plan participants are available through the links below. Table of Historical Indicative Calculated Per-Share Values The table below shows daily VWAPs for shares of Lilly common stock and shares of Elanco common stock. Prior to the Averaging Period, beginning on the third trading day of the exchange offer period, the table will show historical indicative calculated per-share values of Lilly common stock and Elanco common stock and the corresponding indicative exchange ratio, calculated as though that day were the last day of the Averaging Period. The indicative exchange ratio will also reflect whether the upper limit would have been in effect, had such day been the last day of the Averaging Period. On each date before the Averaging Period, the information in the table will be updated by 4:30 p.m., New York City time. During the Averaging Period, the table below will provide indicative exchange ratios calculated as follows: (i) on the first day of the Averaging Period, the indicative exchange ratio will be calculated based on the daily VWAPs of Lilly common stock and Elanco common stock for that first day of the Averaging Period and (ii) on the second day of the Averaging Period, Date: Lilly Common Stock Daily VWAP: Elanco Common Stock Daily VWAP: Indicative Exchange Ratio: Upper Limit: Upper Limit in Effect: No 4.5262 x 4.4965 x 122.7603 29.1029 February 21, 2019

the indicative exchange ratio will be calculated based on the simple arithmetic average of the daily VWAPs of Lilly common stock and Elanco common stock for the first and second days of the Averaging Period. The table will not provide an indicative exchange ratio on the third day of the Averaging Period. During the first two days of the Averaging Period, the indicative exchange ratios and calculated per-share values will be updated at 4:30 p.m., New York City time. The final exchange ratio, including whether the upper limit is in effect, will be announced by press release and be available in the table below by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the exchange offer (which expiration date, if the exchange offer is not extended or terminated, would be March 8, 2019). Prior to and during the Averaging Period, the data based on which the daily VWAP is determined will only take into account adjustments made to reported trades included by 4:10 p.m., New York City time. Upper Limit in Lilly Common Stock Elanco Common Stock Exchange Ratio Day Date Daily VWAP Indicative Calculated Per-Share Value Daily VWAP Indicative Calculated Per-Share Value Indicative Exchange Ratio - Number of Shares of Elanco Common Stock to be Exchanged Per Share of Lilly Common Stock Tendered(1) Exchange Ratio Effect? 1 February 8, 2019 119.6579 N/A * 29.527 N/A * - * No 2 February 11, 2019 118.0854 N/A * 29.7132 N/A * - * No 3 February 12, 2019 119.3267 119.0233 29.2164 29.4855 4.3405 No 4 February 13, 2019 119.4364 118.9495 29.2986 29.4094 4.3490 No 5 February 14, 2019 120.5047 119.7559 29.5042 29.3397 4.3889 No 6 February 15, 2019 122.1900 120.7104 29.5564 29.4531 4.4069 No 7 February 19, 2019 122.3484 121.6810 29.4719 29.5108 4.4336 No 8 February 20, 2019 122.5437 122.3607 29.3433 29.4572 4.4665 No 9 February 21, 2019 122.7603 122.5508 29.1029 29.3060 4.4965 No

(1) Subject to proration. See the section in the Prospectus titled “The Exchange Offer—Terms of the Exchange Offer—Proration; Odd-Lots.” *No indicative calculated per-share values or indicative exchange ratios are provided for the first two trading days of the exchange offer period as such values require daily VWAP data for three trading days. Source: Bloomberg Finance L.P. Bloomberg Screen Images of Lilly and Elanco VWAPs The screen images below depict the daily VWAP on the New York Stock Exchange as published by Bloomberg Finance L.P. on Bloomberg pages “LLY UN<Equity>AQR” and “ELAN UN<Equity>AQR”. Screen images used with the permission of Bloomberg Finance L.P.

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Other Related Information Information for Savings Plan Participants *Please contact us at the telephone numbers provided to obtain a replacement Letter of Transmittal or Savings Plan Election Form. Exchange Offer Election Website for Savings Plan Participants and Applicable Registered Shareholders For Savings Plan participants and applicable registered shareholders, the Exchange Offer Election Website is available at www.lillyexchange.com. The Exchange Offer Election Website may be used only if you’ve received an Account Code and Control Code by mail. The information agent for the exchange offer is: Notice to Savings Plan Participants* Savings Plan Exchange Offer Guide Elanco Stock Fund Fact Sheet Withdrawal Form for Savings Plan Participants Prospectus Instruction Booklet to Letter of Transmittal* Notice of Guaranteed Delivery Notice of Withdrawal Lilly Press Release – Exchange Launch Elanco Press Release – Exchange Launch

1290 Avenue of the Americas, 9th Floor New York, NY 10104 1-800-676-0194 (toll-free for all shareholders, banks and brokers in the United States) +1-781-575-2137 (all others outside of the United States) Forward-Looking Statements This communication contains certain statements about Eli Lilly and Company (“Lilly”) and Elanco Animal Health Incorporated (“Elanco”) that are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements are based on current expectations and assumptions regarding Lilly’s and Elanco’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Lilly and Elanco of the exchange offer, the anticipated timing and benefits of the exchange offer, Lilly’s and Elanco’s anticipated financial results, and all other statements in this communication that are not historical facts. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Lilly’s and Elanco’s respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement, including the prospectus forming a part thereof, and other exchange offer documents filed by Elanco and Lilly with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Lilly nor Elanco undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements. Important Notices and Additional Information This communication is for informational purposes only and is neither an offer to sell or the solicitation of an offer to buy any securities nor a recommendation as to whether investors should participate in the exchange offer. Elanco has filed with the SEC a Registration Statement on Form S-4, including the prospectus forming a part thereof, and Lilly has filed with the SEC a Schedule TO, which more fully describe the terms and conditions of the exchange offer. The exchange offer will be made solely by the prospectus. The prospectus contains important information about the exchange offer, Lilly, Elanco and related matters, and Lilly will deliver the prospectus to holders of Lilly common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Lilly, Elanco or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. Holders of Lilly common stock may obtain copies of the prospectus, other related documents, and any other information that Lilly and Elanco file electronically with the SEC free of charge at the SEC’s website at www.sec.gov. Holders of Lilly common stock will also be able to obtain a copy of the prospectus by clicking on the appropriate link on www.lillyexchangeoffer.com. Related documents may also be obtained for free, as applicable, from Lilly at www.lilly.com or Elanco at www.elanco.com. Lilly has retained Georgeson LLC as the information agent for the exchange offer. If you have any questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-800-676-0194 (toll-free for shareholders, banks and brokers) or +1-781-575-2137 (all others outside the U.S.).